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                      [Letterhead of Winston & Strawn LLP]

WRITER'S DIRECT DIAL
   (312) 558-5609

                                  June 3, 2005

BY FEDERAL EXPRESS

Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

             RE:  ADVANCED LIFE SCIENCES HOLDINGS, INC.
                  AMENDMENT NO. 1 TO REGISTRATION STATEMENT ON FORM S-1 FILE NUMBER 333-124396

Dear Mr. Riedler:

     On behalf of Advanced Life Sciences Holdings, Inc. (the "Company"), we enclose for your review Amendment No. 1 to the Company's Registration Statement on Form S-1 ("Amendment No. 1"). The Company has filed concurrently an electronic version of Amendment No. 1 through the EDGAR system of the Securities and Exchange Commission. The enclosed copies of Amendment No. 1 are marked to show changes made to the Company's initial Registration Statement on Form S-1 filed with the Commission on April 28, 2005 (the "Registration Statement").

     Set forth below are the Company's responses to the comments contained in the Staff's letter to the Company dated May 26, 2005 relating to the Registration Statement. For convenience of reference, the full text of the comments in the Staff's letter has been reproduced herein.


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Jeffrey P. Riedler
June 3, 2005
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GENERAL

                                 COMMENT NO. 1:

WE NOTE THAT NONE OF YOUR EXHIBITS HAVE BEEN DESIGNATED TO SEEK CONFIDENTIAL TREATMENT. IF YOU DECIDE TO FILE ADDITIONAL EXHIBITS AND SEEK CONFIDENTIAL TREATMENT FOR THOSE EXHIBITS, PLEASE NOTE THAT ALL CONFIDENTIAL TREATMENT ISSUES MUST BE RESOLVED BEFORE WE WILL CONSIDER A REQUEST FOR ACCELERATION OF THE REGISTRATION STATEMENT.

RESPONSE: The Company acknowledges that if any of the exhibits to the Registration Statement are designate for confidential treatment, then all confidential treatment issues must be resolved before the Staff will consider a request for acceleration of the Registration Statement. The Company advises the Staff supplementally that at this time it does not intend to seek confidential treatment for any of its exhibits.

                                 COMMENT NO. 2:

PLEASE PROVIDE US PROOFS OF ALL GRAPHIC, VISUAL OR PHOTOGRAPHIC INFORMATION YOU WILL PROVIDE IN THE PRINTED PROSPECTUS PRIOR TO ITS USE, FOR EXAMPLE IN A PRELIMINARY PROSPECTUS. PLEASE NOTE WE MAY HAVE COMMENTS REGARDING THIS MATERIAL.

RESPONSE: The only graphic, visual or photographic information that the Company intends to include in the printed prospectus is on pages 39, 49 and 53 of the prospectus. If the Company determines that it is desirable to include additional visual information in the prospectus, the Company will promptly provide such additional information to the Staff on a supplemental basis. The Company acknowledges that the Staff may have further comments regarding any such additional information.

                                 COMMENT NO. 3:

PLEASE NOTE THAT WHEN YOU FILE A PRE-EFFECTIVE AMENDMENT CONTAINING PRICING-RELATED INFORMATION, WE MAY HAVE ADDITIONAL COMMENTS. AS YOU ARE LIKELY AWARE, YOU MUST FILE THIS AMENDMENT PRIOR TO CIRCULATING THE PROSPECTUS.

RESPONSE: The Company is aware that it must file a pre-effective amendment to the Registration Statement containing pricing-related information prior to circulating the preliminary prospectus, and acknowledges that the Staff may have additional comments when the pricing information is filed.

                                 COMMENT NO. 4:

PLEASE NOTE THAT WHEN YOU FILE A PRE-EFFECTIVE AMENDMENT THAT INCLUDES YOUR PRICE RANGE, IT MUST BE BONA FIDE. WE INTERPRET THIS TO MEAN THAT YOUR RANGE MAY NOT EXCEED $2 IF YOU PRICE BELOW $20 AND 10% IF YOU PRICE ABOVE $20.

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Jeffrey P. Riedler
June 3, 2005
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RESPONSE: The Company acknowledges the Staff's interpretation regarding the parameters of a "bona fide" price range. When the Company files a pre-effective amendment containing a price range, the range will satisfy these parameters.

                                 COMMENT NO. 5:

PLEASE NOTE THAT WHERE WE PROVIDE EXAMPLES TO ILLUSTRATE WHAT WE MEAN BY OUR COMMENTS, THEY ARE EXAMPLES AND NOT EXHAUSTIVE LISTS. IF OUR COMMENTS ARE APPLICABLE TO PORTIONS OF THE FILING THAT WE HAVE NOT CITED AS EXAMPLES, MAKE THE APPROPRIATE CHANGES IN ACCORDANCE WITH OUR COMMENTS.

RESPONSE: This response letter has been prepared in a manner consistent with the Staff's comment.

                                 COMMENT NO. 6:

IN YOUR RESPONSE LETTER, PLEASE STATE OUR COMMENT AND THEN EXPLAIN EACH CHANGE THAT HAS BEEN MADE IN RESPONSE TO A COMMENT. IN ADDITION, YOU SHOULD ALSO REFERENCE EACH PAGE NUMBER IN WHICH DISCLOSURE HAS BEEN REVISED IN RESPONSE TO A COMMENT SO THAT WE CAN EASILY PLACE YOUR REVISED DISCLOSURE IN ITS PROPER CONTEXT.

RESPONSE: This response letter has been prepared in a manner consistent with the Staff's comment.

                                 COMMENT NO. 7:

THROUGHOUT THE REGISTRATION STATEMENT, YOU CITE VARIOUS ESTIMATES, STATISTICS AND OTHER FIGURES. AS ONE EXAMPLE ONLY, ON PAGE 41 YOU STATE, "THE TOTAL WORLDWIDE MARKET FOR ANTIBIOTICS IN 2003 WAS $25 BILLION ... AND IS ESTIMATED TO GROW TO $32 BILLION BY 2010." WHERE YOU CITE YOUR OWN ESTIMATES, PLEASE EXPLAIN HOW YOU ARRIVED AT THOSE ESTIMATES, DISCLOSE ANY THIRD-PARTY SOURCES YOU RELIED UPON, AND PROVIDE US WITH ANY COPIES OF THOSE SOURCES. COPIES DELIVERED SHOULD BE MARKED TO HIGHLIGHT THE RELEVANT INFORMATION. FOR ALL OTHER FIGURES, PLEASE IDENTIFY YOUR SOURCES AND PROVIDE COPIES OF THESE SOURCES TO US.

RESPONSE: The Company includes supplementally as Exhibit A to this letter the data sources supporting estimates, statistics and other figures in the prospectus. The Company did not fund these studies, nor was it otherwise affiliated with these studies in any respect.

                                 COMMENT NO. 8:

IN LIGHT OF THE FACT THAT NONE OF YOUR PRODUCTS HAVE RECEIVED REGULATORY APPROVAL, YOU SHOULD BE CAREFUL IN DESCRIBING YOUR PRODUCTS AS SAFE OR EFFECTIVE. ANY STATEMENTS THAT REFER TO EFFICACY, POTENCY OR SAFETY SHOULD BE QUALIFIED BY LANGUAGE THAT MAKES IT EXPLICITLY CLEAR THAT CLINICAL TRIALS HAVE NOT BEEN COMPLETED AND THAT ANY CONCLUSIONS REGARDING SAFETY OR EFFICACY MAY BE CONTRADICTED BY SUBSEQUENT TESTS. AS ONE EXAMPLE ONLY, ON PAGE 38 OF THE REGISTRATION STATEMENT,

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Jeffrey P. Riedler
June 3, 2005
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YOU SAY THAT CETHROMYCIN WAS "SHOWN TO BE ACTIVE AGAINST UPPER AND LOWER
RESPIRATORY TRACT PATHOGENS." PLEASE REVISE YOUR DISCLOSURE TO INCLUDE QUALIFYING LANGUAGE THAT WILL PRESENT THIS INFORMATION IN ITS PROPER CONTEXT. YOU SHOULD ALSO INCLUDE SIMILAR LANGUAGE WHERE SUCH STATEMENTS ARE MADE THROUGHOUT THE REGISTRATION STATEMENT AND ADVISE US OF WHERE THE CHANGES HAVE BEEN MADE.

RESPONSE: The Company considered the Staff's comment and revised the prospectus to explain the inconclusive nature of preclinical and early clinical trial results. The Company also deleted certain disclosure in response to this comment. See pages 1, 37, 42-44 and 47-53 of the prospectus.

                                 COMMENT NO. 9:

IN ADDITION, CERTAIN OTHER TYPES OF STATEMENTS SHOULD BE DELETED FROM THE REGISTRATION STATEMENT ALTOGETHER. AS ONE EXAMPLE ONLY, ON P. 42 YOU STATE, "WE ALSO BELIEVE THAT THE COMPOUND DEMONSTRATES CERTAIN COMPETITIVE ADVANTAGES OVER KETEK..." ANOTHER SUCH STATEMENT IS FOUND ON PAGE 43, WHEN YOU STATE, "CETHROMYCIN...WOULD... PROVE TO BE AN ATTRACTIVE ALTERNATIVE TREATMENT FOR RESPIRATORY TRACT INFECTIONS." STATEMENTS OF OPINION THAT ARE FAVORABLE TO THE PRODUCT ARE NOT APPROPRIATE FOR THE REGISTRATION STATEMENT. IN ADDITION, IT IS PREMATURE TO MAKE STATEMENTS INDICATING THAT YOUR PRODUCTS MAY HAVE ADVANTAGES OVER OTHER PRODUCTS OR PRODUCT CANDIDATES OR THAT THEY WILL MAKE AN ATTRACTIVE TREATMENT. PLEASE REVIEW THE REGISTRATION STATEMENT AND DELETE SIMILAR STATEMENTS OF FAVORABLE OPINION OR PROSPECTS. WE MAY HAVE FURTHER COMMENTS ON YOUR REVISIONS.

RESPONSE: The Company revised its product candidate disclosure in order to delete favorable statements of opinion that are potentially misleading, as well as conclusory statements about competitive advantage. See pages 37, 41-43, 45, 48 and 50-52 of the prospectus. The Company limited comparisons between its product candidates and other products to circumstances where disclosing the results of the Company's prior studies is material to investors in understanding the Company's reasons for undertaking additional clinical trials and incurring expenses relating thereto.

PROSPECTUS SUMMARY, PAGE 1

                                 COMMENT NO. 10:

PLEASE EXPLAIN TECHNICAL TERMS AND PHRASES SUCH AS "PATHOGENS, INCLUDING PENICILLIN AND MACROLIDE RESISTANT GRAM POSITIVE BACTERIA" AND "NON-NUCLEOSIDE REVERSE TRANSCRIPTASE INHIBITOR" USING SIMPLE LANGUAGE THAT INVESTORS CAN UNDERSTAND. PLEASE MAKE REVISIONS TO SUCH TERMS THROUGHOUT THE FOREPART OF THE PROSPECTUS. WE MAY HAVE FURTHER COMMENTS ON YOUR REVISIONS.

RESPONSE: The Company revised the summary as requested by the Staff. See page 1 of the prospectus. The Company believes that using certain technical terms and phrases in its Business

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Jeffrey P. Riedler
June 3, 2005
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section disclosure is necessary to describe the Company's product development programs accurately. In circumstances where technical terms are appropriate in the Business section, the Company explains the respective meanings of such terms in a manner that investors can more easily understand.

                                 COMMENT NO. 11:

PLEASE REVISE YOUR SUMMARY TO PRESENT THE KEY POINTS IN THE DISCLOSURE THAT ARE SET FORTH IN THE OTHER SECTIONS OF THE REGISTRATION STATEMENT. FOR EXAMPLE:

- IN YOUR COLLABORATIONS WITH OTHER COMPANIES, DESCRIBE THE ROLE THAT EACH PARTICIPANT WILL PLAY IN THE COLLABORATION; AND

- DISCLOSE HOW THE COMPANY WILL GENERATE REVENUES (PRODUCT SALES DIRECTLY TO THE CONSUMER, ROYALTIES, MILESTONE PAYMENTS, ETC.).

RESPONSE: The Company revised the summary as requested by the Staff. See page 2 of the prospectus.

                                 COMMENT NO. 12:

WE NOTE YOUR DISCLOSURE ABOUT THE WORLDWIDE MARKET FOR ANTIBIOTICS. WOULD THIS BE YOUR TARGET MARKET? IT APPEARS THAT YOUR MARKET WOULD BE SIGNIFICANTLY SMALLER AS YOUR PRODUCT CANDIDATES ARE DESIGNED TO TARGET SPECIFIC INDICATIONS. PLEASE PROVIDE US WITH AN EXPLANATION SUPPORTING YOUR USE OF THIS INFORMATION AS YOUR TARGET MARKET OR REVISE TO PROVIDE INFORMATION ABOUT THE USE OF ANTIBIOTICS FOR THE INDICATIONS YOUR CANDIDATES ARE ATTEMPTING TO TARGET. SIMILARLY, REVISE PAGE 41.

RESPONSE: The Company deleted the market data in the summary as requested in Comment No. 13. The Company revised the disclosure on page 40 to provide additional data for the target segment served by the macrolide and penicillin classes of antibiotics.-

                                 COMMENT NO. 13:

MUCH OF THE DISCLOSURE IS TOO DETAILED FOR THE SUMMARY. SPECIFIC INFORMATION RELATING TO MARKET SIZE FOR YOUR PRODUCTS, RESULTS OF CLINICAL TESTS AND OTHER DETAILED INFORMATION SHOULD BE INCLUDED IN THE BUSINESS SECTION. PLEASE LIMIT THE DISCUSSION OF YOUR PRODUCT CANDIDATES TO AN IDENTIFICATION OF THE TARGET INDICATION AND THE STAGE OF CLINICAL DEVELOPMENT.

RESPONSE: The Company revised the summary as requested by the Staff. See page 1 of the prospectus.

                                 COMMENT NO. 14:

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Jeffrey P. Riedler
June 3, 2005
Page 6

PLEASE REVISE "RISKS AFFECTING US" TO ALSO DISCLOSE THAT YOUR AUDITOR'S OPINION HAS A GOING CONCERN QUALIFICATION AND THAT YOU HAVE NEGATIVE WORKING CAPITAL.

RESPONSE: The Company revised the "Risks Affecting Us" subsection as requested by the Staff. See page 3 of the prospectus.

RISK FACTORS, P. 7
GENERAL

                                 COMMENT NO. 15:

IN THE HEADER, PLEASE DELETE THE SENTENCE "THE FOLLOWING RISKS AND UNCERTAINTIES MAY NOT BE THE ONLY ONES WE FACE."

RESPONSE: The Company deleted this sentence in the Risk Factors header as requested by the Staff. See page 6 of the prospectus.

                                 COMMENT NO. 16:

WHEN DISCLOSING A RISK FACTOR, YOU SHOULD CUSTOMIZE IT WITH SPECIFIC REASONS WHY YOU MAY BE EXPOSED TO A PARTICULAR RISK SO AS TO MAKE THE DISCLOSURE MORE MEANINGFUL. AS ONE EXAMPLE ONLY, THE DISCLOSURE IN "WE WILL FACE SIGNIFICANT COMPETITION...," YOU HAVE PROVIDED MOSTLY GENERIC DISCLOSURE RELATING TO COMPETITION, SUCH AS THE POSSIBILITY THAT ANOTHER COMPANY MAY OBTAIN REGULATORY APPROVAL BEFORE YOU DO.

THIS RISK FACTOR SHOULD BE CUSTOMIZED TO DISCLOSE ANY SPECIFIC COMPETITIVE ADVANTAGES THAT COMPETITORS POSSESS, EITHER WITH RESPECT TO THE COMPANIES OR WITH RESPECT TO THEIR PRODUCTS. WITH RESPECT TO SPEED OF APPROVALS, YOU SHOULD DISCLOSE IF ANY COMPETITIVE PRODUCTS ARE IN LATER-STAGE CLINICAL TRIALS (OR APPROVED), RATHER THAN RELYING UPON A GENERIC STATEMENT RELATING TO SPEED OF DEVELOPMENT.

PLEASE REVIEW ALL OF YOUR RISK FACTORS TO ENSURE THAT YOUR DISCLOSURE IS CUSTOMIZED FOR THE COMPANY AND IS AS SPECIFIC AS POSSIBLE. IN YOUR RESPONSE LETTER, PLEASE IDENTIFY ALL PLACES WHERE REVISIONS ARE MADE IN RESPONSE TO THIS COMMENT.

RESPONSE: As requested by the Staff, the Company revised its risk factors where applicable to further customize its disclosure for particular facts and circumstances. See pages 6, 9, 10, 13, 14 and 17 of the prospectus.

                                 COMMENT NO. 17:

TO THE EXTENT THAT ANY CLINICAL TRIAL PARTICIPANTS HAVE EXPERIENCED ADVERSE EFFECTS, PLEASE REVISE TO INCLUDE A SEPARATE RISK FACTOR DISCLOSING THE ADVERSE EFFECTS.

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Jeffrey P. Riedler
June 3, 2005
Page 7

RESPONSE: The Company inserted a separate risk factor disclosing adverse events in prior clinical trials of cethromycin. See page 8 of the prospectus.


"WE ARE HEAVILY DEPENDENT ON OUR LICENSE AGREEMENT...," P. 8

                                 COMMENT NO. 18:

PLEASE PROVIDE MORE EXPLICIT DISCLOSURE RELATING TO THE RISKS YOU ARE DESCRIBING. SIMILARLY REVISE "WE FACE SPECIAL RISKS...," "WE DEPEND ON OUTSIDE PARTIES...," "OUR COLLABORATORS AND THIRD PARTY MANUFACTURERS ...," AND "IF WE ARE UNABLE TO ESTABLISH SALES AND MARKETING CAPABILITIES..." FOR EXAMPLE, IN YOUR DISCUSSION OF ABBOTT LABS AND SARAWAK, YOU REFERENCE PAYMENTS THAT YOU ARE REQUIRED TO MAKE AND THE OTHER PARTY'S RIGHT TO TERMINATE THE RESPECTIVE AGREEMENTS. IF IT IS YOUR INTENTION TO CONVEY THAT YOU MAY HAVE DIFFICULTY MAKING THE PAYMENTS SUCH THAT THE CONTRACTS COULD BE TERMINATED AND MATERIALLY AFFECT THE COMPANY'S PROSPECTS, STATE THIS FACT EXPLICITLY.

RESPONSE: The Company revised its risk factors to provide more explicit disclosure relating to the described risks. See pages 8, 9, 10, 13 and 14 of the prospectus.

After considering the Staff's comment, the Company deleted its risk factor disclosure of required payments to Abbott under the license agreement. The Company does not believe that the remaining payment obligations present a material risk to investors. With the exception of the $30 million milestone payment due to Abbott upon the FDA's approval of the NDA, the Company will satisfy its payment obligations to Abbott from the net proceeds of this offering. If and when the remaining $30 million milestone payment is triggered, which will be 2008 at the earliest, the Company will necessarily have a product approved for commercialization. Under these circumstances the Company does not expect there to be any material risk related to financing contingencies. The larger risk for investors, of course, is that the Company does NOT incur the $30 million obligation by receiving product approval. The Company believes this risk to be disclosed appropriately in the prospectus.

The Company respectfully submits to the Staff that, as revised, the Sarawak disclosure provides all material facts, circumstances and risks known to the Company with respect to its joint venture relationship. The Company believes that a delay in, or termination of, the Calanolide A program is the only material risk to investors. The Company's clear focus is on the continued development and commercialization of cethromycin, and the development of Calanolide A remains uncertain until the Company's business relationship with its joint venture partner is restructured. The Company believes these facts to be disclosed appropriately in the prospectus.

                                 COMMENT NO. 19:

PLEASE DISCLOSE ANY FACTS OR CIRCUMSTANCES THAT MIGHT LEAD TO THE TYPES OF PROBLEMS YOU HAVE SET FORTH IN THE BULLET POINTS.

RESPONSE: The Company advises the Staff supplementally that it is not currently aware of any facts or circumstances that might lead to the types of collaboration risks set forth in the bullet

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Jeffrey P. Riedler
June 3, 2005
Page 8

points. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor. After considering the Staff's comment, the Company deleted the bullet points and inserted a brief summary in their place. See page 9 of the prospectus. The Company believes that its reliance on third party license collaborations remains material disclosure to investors, but its current circumstances do not dictate in-depth disclosure of the risks described.

"WE FACE SPECIAL RISKS...," P. 9

                                 COMMENT NO. 20:

PLEASE REVISE YOUR HEADING TO IDENTIFY THE RISK AND POTENTIAL CONSEQUENCES.

RESPONSE: The Company revised the risk factor heading as requested by the Staff. See page 9 of the prospectus.

                                 COMMENT NO. 21:

IF YOU ARE CURRENTLY IN DEFAULT ON THE LOAN FROM THE SARAWAK GOVERNMENT, THEN REVISE TO SPECIFICALLY STATE THAT YOU ARE IN DEFAULT.

RESPONSE: The Company revised the disclosure to state specifically that the joint venture is in default under loans provided by the Sarawak Government. See page 9 of the prospectus.

"THE FUTURE CLINICAL TESTING OF OUR PRODUCT CANDIDATES COULD BE DELAYED...," PAGE 10

                                COMMENT NO. 22:

IF YOU HAVE EXPERIENCED DELAYS IN YOUR CLINICAL TRIALS FOR ANY OF THE REASONS IDENTIFIED IN THE BULLET POINTS, PLEASE REVISE TO DISCLOSE THE CIRCUMSTANCES AND THE LENGTH OF THE DELAY.

RESPONSE: The Company discloses to the Staff supplementally that it has not to date experienced delays in its clinical trials for the reasons identified in bullet points. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

                                 COMMENT NO. 23:

PLEASE DISCLOSE WHETHER THERE ARE ANY FACTS OR CIRCUMSTANCES THAT WOULD SUGGEST THAT DELAYS IN CLINICAL TESTING MAY BE FORTHCOMING.

RESPONSE: The Company discloses to the Staff supplementally that it is unaware of any facts or circumstances suggesting that delays in clinical testing may be forthcoming. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

"WE DEPEND ON OUTSIDE PARTIES TO CONDUCT OUR CLINICAL TRIALS...," P.11

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Jeffrey P. Riedler
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Page 9

                                 COMMENT NO. 24:

IT IS UNCLEAR WHETHER YOU ARE CURRENTLY DEPENDENT ON THESE CONTRACT RESEARCH ORGANIZATIONS OR IF YOU INTEND TO RELY ON THEM IN THE FUTURE. PLEASE REVISE TO CLARIFY. IF YOU ARE CURRENTLY DEPENDENT ON ANY INDIVIDUAL CONTRACT RESEARCH ORGANIZATIONS, PLEASE IDENTIFY THEM AND IN THE BUSINESS SECTION DESCRIBE THE MATERIAL TERMS OF YOUR ARRANGEMENTS WITH THEM.

RESPONSE: The Company revised the risk factor to clarify that it is not currently dependent on contract research organizations. See page 10 of the prospectus.

                                 COMMENT NO. 25:

IF YOU HAVE EXPERIENCED INSTANCES WHERE YOUR CONTRACT RESEARCH ORGANIZATIONS HAVE FAILED TO PERFORM, PLEASE REVISE TO DESCRIBE THE SITUATION AND CONSEQUENCES. SIMILARLY, REVISE "OUR COLLABORATORS AND THIRD PARTY MANUFACTURERS..."

RESPONSE: The Company discloses to the Staff supplementally that to date it has not experienced instances where its contract research organizations have failed to perform, nor has the Company experienced instances where its collaborators and third party manufacturers have failed to perform services in manufacturing its product candidates. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

"OUR COLLABORATORS AND THIRD PARTY MANUFACTURERS..."P.14

                                 COMMENT NO. 26:

ARE ANY OF THE MANUFACTURERS SOLE SOURCE SUPPLIERS? IF THEY ARE, PLEASE IDENTIFY THESE MANUFACTURERS. IF YOU HAVE AGREEMENTS WITH THESE MANUFACTURERS, PLEASE FILE THEM AS EXHIBITS AND PROVIDE A DISCUSSION OF THE MATERIAL TERMS IN THE BUSINESS SECTION. ALTERNATIVELY, PROVIDE AN ANALYSIS SUPPORTING YOUR DETERMINATION THAT YOU ARE NOT SUBSTANTIALLY DEPENDENT ON EACH OF THE AGREEMENTS. IF YOU DO NOT HAVE ANY AGREEMENTS WITH THESE PARTIES, PLEASE REVISE THE RISK FACTOR DISCUSSION TO DISCLOSE THAT YOU DO NOT HAVE ANY AGREEMENTS WITH THESE PARTIES.

RESPONSE: The Company advises the Staff supplementally that its current and potential third party manufacturing collaborators are not sole source suppliers. The Company believes that product manufacturing services may be provided by a number of third party candidates. The Company revised the risk factor to clarify that it does not currently have any third party manufacturing agreements. See page 13 of the prospectus.

"EVEN IF WE SUCCESSFULLY DEVELOP AND OBTAIN APPROVAL FOR CETHROMYCIN...," P. 12

                                 COMMENT NO. 27:

PLEASE DISCLOSE WHETHER THERE ARE ANY FACTS OR CIRCUMSTANCES THAT INDICATE THAT THE PRODUCT MAY NOT GAIN MARKET ACCEPTANCE.

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Jeffrey P. Riedler
June 3, 2005
Page 10

RESPONSE: The Company has considered the Staff's comment and discloses supplementally that the known facts and circumstances which may limit cethromycin's market acceptance relate to the availability of competing products. Accordingly, in response to the Staff's comment, the Company revised the risk factor entitled "Our most advanced product candidate ... will face significant competition" tO provide additional facts and circumstances relating to competition. See page 13 of the prospectus.

"OUR MOST ADVANCED PRODUCT CANDIDATE... WILL FACE SIGNIFICANT COMPETITION...,"
P. 13

                                 COMMENT NO. 28:

PLEASE DISCLOSE ANY ADVANTAGES COMPETITIVE PRODUCTS (OR THE COMPANIES WHO MAKE
THEM) POSSESS VIS-A-VIS CETHROMYCIN AND THE COMPANY.

RESPONSE: The Company revised this risk factor to provide additional facts and circumstances relating to competition. See page 13 of the prospectus.

"BECAUSE OUR PRODUCT CANDIDATES AND DEVELOPMENT AND COLLABORATION EFFORTS...," P.15

                                 COMMENT NO. 29:

IF YOU ARE AWARE OF ANY CIRCUMSTANCES ADVERSELY AFFECTING YOUR INTELLECTUAL PROPERTY RIGHTS OR ANY CLAIMS OF INFRINGEMENT, PLEASE REVISE TO DISCLOSE THIS INFORMATION IN THE RISK FACTOR DISCUSSION.

RESPONSE: The Company advises the Staff supplementally that it is not currently aware of any circumstances adversely affecting its intellectual property rights or any claims of infringement. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

"CONFIDENTIALITY AGREEMENTS WITH EMPLOYEES...," P.16

                                 COMMENT NO. 30:

IF YOU HAVE EXPERIENCED ANY BREACHES IN CONFIDENTIALITY, PLEASE REVISE TO DISCLOSE THIS INFORMATION.

RESPONSE: The Company advises the Staff supplementally that it is not aware of any past breaches in confidentiality. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

"WE WILL NEED TO INCREASE THE SIZE OF OUR ORGANIZATION..., "P. 17

                                 COMMENT NO. 31:

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Jeffrey P. Riedler
June 3, 2005
Page 11

TO THE EXTENT YOU HAVE HAD DIFFICULTY MANAGING GROWTH IN THE PAST, PLEASE DISCLOSE THE PROBLEMS YOU HAVE FACED, THE EFFORTS YOU UNDERTOOK TO RESOLVE THE PROBLEMS, AND WHETHER THE PROBLEMS WERE RESOLVED SATISFACTORILY.

RESPONSE: The Company discloses to the Staff supplementally that it has not experienced any material difficulties in managing its growth to date. The Company remains in the development stage and believes that the significant growth resulting from the anticipated initial public offering proceeds may present challenges that warrant risk factor disclosure. The Company is not aware of any reason why it will not address these challenges successfully, but disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

"IF WE ARE UNABLE TO ATTRACT AND RETAIN QUALIFIED SCIENTIFIC...," P. 17

                                 COMMENT NO. 32:

TO THE EXTENT THAT YOU HAVE EXPERIENCED PROBLEMS ATTRACTING AND RETAINING KEY PERSONNEL IN THE RECENT PAST, PLEASE REVISE TO DESCRIBE THESE PROBLEMS. ADDITIONALLY, IF ANY KEY EMPLOYEE HAS PLANS TO RETIRE OR LEAVE YOUR COMPANY IN THE NEAR FUTURE, PLEASE REVISE THE DISCUSSION TO DISCLOSE THIS INFORMATION.

RESPONSE: The Company discloses to the Staff supplementally that it has not experienced any material problems in attracting and retaining key personnel in the recent past. In addition, the Company has no reason to believe that any key employee has plans to retire or leave the Company in the near future. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

"OUR BUSINESS WILL EXPOSE US TO POTENTIAL PRODUCT LIABILITY RISKS...," P. 18

                                 COMMENT NO. 33:

PLEASE REVISE THE RISK FACTOR HEADING TO USE THE TERMS "ACQUIRE AND MAINTAIN," RATHER THAN JUST "MAINTAIN."

RESPONSE: The Company revised the risk factor heading as requested. See page 18 of the prospectus.

"WE FACE REGULATION AND RISKS RELATED TO HAZARDOUS MATERIALS...," P. 18

                                 COMMENT NO. 34:

IF YOU HAVE EXPERIENCED ANY CONTAMINATION OR INJURY FROM THESE MATERIALS OR CHEMICALS, PLEASE REVISE TO DESCRIBE THE SITUATION.

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Jeffrey P. Riedler
June 3, 2005
Page 12

RESPONSE: The Company discloses to the Staff supplementally that to date it has not experienced any material contamination or injury from hazardous materials or chemicals. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor.

                                 COMMENT NO. 35:

DO YOU HAVE INSURANCE THAT WOULD COVER SUCH DAMAGES?

RESPONSE: The Company discloses at the end of the risk factor that it does not currently have a pollution and remediation insurance policy. The Company advises the Staff supplementally that any damages described in this risk factor would only be insured through the Company's general liability coverage.

"OUR BUSINESS AND OPERATIONS...," P.18

                                 COMMENT NO. 36:

PLEASE DISCLOSE ANY SPECIFIC WEAKNESSES IN YOUR SYSTEMS THAT COULD MAKE YOU VULNERABLE TO THE TYPES OF CONCERNS YOU HAVE DESCRIBED IN THIS RISK FACTOR.

RESPONSE: The Company advises the Staff supplementally that it does not believe any specific weaknesses in its systems exist that make the Company vulnerable to systems failures. Disclosure to this effect has not been included because it may have the effect of mitigating the risk factor. The Company believes that the risk of systems failures described in the prospectus is not generally applicable to all registrants. The highly technical nature of the Company's scientific drug discovery and development programs increases the Company's exposure. In addition, like other biotechnology companies, the Company is highly dependent upon its ability to protect confidential and proprietary information about its product candidates and product development processes. RISKS RELATED TO THE OFFERING, P. 19 "BECAUSE WE HAVE OPERATED AS A PRIVATE COMPANY ...," PAGE 21

                                 COMMENT NO. 37:

PLEASE REVISE TO EXPLAIN HOW THIS RISK FACTOR AFFECTS YOUR COMPANY. AS CURRENTLY WRITTEN, IT WOULD NOT AFFECT YOU ANY DIFFERENTLY THAN ANY OTHER COMPANY THAT HAS RECENTLY BECOME A REPORTING COMPANY. FOR INSTANCE, ARE THERE ANY REASONS TO BELIEVE THAT YOU MIGHT BE UNABLE TO CONCLUDE THAT YOU HAVE EFFECTIVE INTERNAL CONTROLS OVER FINANCIAL REPORTING?

RESPONSE: The Company deleted this risk factor as it does not believe, after considering the Staff's comment, that the risks described affect the Company any more than other new registrants.

WE HAVE NEVER PAID CASH DIVIDENDS..., P. 22

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Jeffrey P. Riedler
June 3, 2005
Page 13

                                 COMMENT NO. 38:

PLEASE DISCLOSE THE RISKS FOR INVESTORS RELATING TO THE FAILURE TO PAY
DIVIDENDS.

RESPONSE: The Company deleted this risk factor as it believes, upon considering the Staff's comment, that the Company's dividend policy does not place investors at risk. A discussion regarding the Company's dividend policy is included under the heading "Dividend Policy."

USE OF PROCEEDS, P. 24

                                COMMENT NO. 39:

YOU HAVE ALLOCATED $37.2 MILLION OF PROCEEDS TO VARIOUS PAYMENTS. AS YOU HAVE INDICATED APPROXIMATE TOTAL PROCEEDS OF $86 MILLION, YOU WILL NEED TO PROVIDE MORE SPECIFIC DISCLOSURE REGARDING THE REMAINING PROCEEDS. PLEASE REVISE YOUR DISCLOSURE TO INCLUDE MORE INFORMATION ABOUT THIS AMOUNT, INCLUDING A BREAKDOWN OF PROCEEDS BY PROGRAM AS YOU HAVE IDENTIFIED THEM IN THE PROSPECTUS SUMMARY AND IN THE BUSINESS SECTION. PLEASE ALSO DISCLOSE HOW FAR THE ALLOCATED PROCEEDS WILL TAKE EACH PROGRAM OR PRODUCT IN THE DEVELOPMENT PROCESS. PLEASE BE AS SPECIFIC AS POSSIBLE. WE MAY HAVE FURTHER COMMENTS ON YOUR DISCLOSURE.

RESPONSE: The Company presents its disclosure throughout the prospectus in a manner that makes clear to investors that cethromycin is the Company's most advanced product candidate and that the advancement of cethromycin through Phase III clinical development is the Company's highest priority. Of the estimated $75 million offering proceeds (before expenses and assuming no exercise of the underwriters' over-allotment option) the Company discloses that approximately $38 million will be used for Phase III clinical trials of cethromycin, license payments to Abbott and the repayment of indebtedness. The remaining amount will be used for general corporate purposes. The Company has listed a number of potential corporate purposes with specificity, but the Company is unable at this time to allocate the remaining estimated proceeds with any certainty. Like many other development stage biotechnology companies, the Company must prioritize development activities for its product candidates based on a number of factors beyond its control. Regulatory approvals and correspondence, results from preclinical and clinical testing, developments in the competitive landscape and the availability of in-licensing opportunities are all variables that will dictate the potential uses of available funds. The Company respectfully submits to the Staff that the current "Use of Proceeds" disclosure provides investors with all material information based on the Company's current circumstances.

CAPITALIZATION, PAGE 26

                                 COMMENT NO. 40:

PLEASE INCLUDE A STATEMENT THAT THE TABLE PRESENTED SETS FORTH YOUR CASH AND CASH EQUIVALENTS AND CAPITALIZATION AS OF MARCH 31, 2005. AS CASH AND CASH EQUIVALENTS DO NOT REPRESENT CAPITALIZATION OF A COMPANY, PLEASE REVISE THE SUMMATION OF YOUR CAPITALIZATION WITHIN YOUR TABLE TO EXCLUDE THE AMOUNT OF CASH AND CASH EQUIVALENTS AS OF MARCH 31, 2005.

Jeffrey P. Riedler
June 3, 2005
Page 14

RESPONSE: The Company revised the capitalization table and introductory statement as requested. See page 25 of the prospectus.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF THE COMPANY. P. 29
GENERAL

                                 COMMENT NO. 41:

CURRENTLY, YOUR MD&A OVERVIEW DISCUSSES YOUR PRODUCT PIPELINE, COLLABORATIONS AND CUMULATIVE LOSSES. IN A RECENT RELEASE CALLED "COMMISSION STATEMENT ABOUT MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS," THE STAFF STATED THAT "THE DEVELOPMENT OF MD&A DISCLOSURE SHOULD BEGIN WITH MANAGEMENT'S IDENTIFICATION AND EVALUATION OF WHAT INFORMATION, INCLUDING THE POTENTIAL EFFECTS OF KNOWN TRENDS, COMMITMENTS, EVENTS, AND UNCERTAINTIES, IS IMPORTANT TO PROVIDING INVESTORS AND OTHERS AN ACCURATE UNDERSTANDING OF THE COMPANY'S CURRENT AND PROSPECTIVE FINANCIAL POSITION AND OPERATING RESULTS." RELEASE NOS. 33-8056; 34-45321; FR-61.

ACCORDINGLY, THE MD&A OVERVIEW SHOULD INCLUDE DISCLOSURE ON THE KEY POINTS THAT ARE COVERED IN GREATER DETAIL IN THE MD&A SECTION, WITH EMPHASIS ON THE KEY TREND AND ANALYTICAL POINTS AS WELL AS ON THE "POTENTIAL EFFECTS OF KNOWN TRENDS, COMMITMENTS, EVENTS AND UNCERTAINTIES..." WE MAY HAVE FURTHER COMMENTS ON YOUR REVISIONS.

RESPONSE: The Company revised its MD&A overview as requested by the Staff. See pages 28 and 29 of the prospectus.

RESEARCH AND DEVELOPMENT EXPENSE, PAGES 30-33

                                 COMMENT NO. 42:

PLEASE REFER TO THE DIVISION OF CORPORATION FINANCE "CURRENT ISSUES AND RULEMAKING PROJECTS QUARTERLY UPDATE" UNDER SECTION VIII - INDUSTRY SPECIFIC ISSUES - ACCOUNTING AND DISCLOSURE BY COMPANIES ENGAGED IN RESEARCH AND DEVELOPMENT ACTIVITIES. YOU CAN FIND IT AT THE FOLLOWING WEBSITE ADDRESS: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm. FOR YOUR MAJOR RESEARCH AND DEVELOPMENT PROJECTS, PLEASE DISCLOSE THE FOLLOWING INFORMATION:

-    CURRENT STATUS AND EXPECTED COMPLETION DATES,

- NATURE, TIMING AND ESTIMATED COSTS OF THE EFFORTS NECESSARY TO COMPLETE THE PROJECT,

-    FUTURE CAPITAL FUNDING REQUIREMENTS,

- SPECIFIC RISKS AND UNCERTAINTIES ASSOCIATED WITH COMPLETING DEVELOPMENT ON SCHEDULE,

- PERIOD IN WHICH MATERIAL NET CASH INFLOWS FROM SIGNIFICANT PROJECTS ARE EXPECTED TO COMMENCE AND

Jeffrey P. Riedler
June 3, 2005
Page 15

- CONSEQUENCES TO FUTURE OPERATIONS, FINANCIAL POSITION AND LIQUIDITY IF THE PROJECT IS NOT COMPLETED AS PLANNED.

RESPONSE: The Company expanded its disclosure relating to research and development expenses for cethromycin in accordance with the guidance cited by the Staff. See pages 29 and 30 of the prospectus. The Company respectfully submits to the Staff that the detail cited above is not applicable for the Company's other product candidates. The Company believes that the projected timing and amounts of future payments related to its early-stage product candidates is inherently speculative and potentially misleading to investors. In addition, the Staff guidance relates to "significant" research and development expenses for the Company's "major" research and development projects. The Company's revised disclosure highlights the Company's focus on cethromycin by disclosing that the development program accounts for $24.5 million of the Company's $29.1 million in historical research and development expenses.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003 INTEREST EXPENSE -- NET, PAGES 32-33

                                 COMMENT NO. 43:

WE NOTE YOUR DISCLOSURE THAT SHOULD THE FAIR VALUE OF THE WARRANTS ISSUED IN CONNECTION WITH THE LEADERS BANK NOTE INCREASE IN FUTURE PERIODS, THAT YOU WILL "RECOGNIZE THE INCREASED VALUE AS ADDITIONAL INTEREST EXPENSE OVER THE REMAINING TERM OF THE NOTE." PLEASE PROVIDE TO US, SUPPLEMENTALLY, YOUR ACCOUNTING BASIS FOR THE FUTURE INCREASES IN THIS MANNER. PLEASE REFER TO THE APPLICABLE GAAP LITERATURE USED TO SUPPORT MANAGEMENT'S BASIS. ADDITIONALLY, PLEASE EXPLAIN TO US WHAT THE ACCOUNTING IMPLICATIONS WOULD BE IF THE FAIR VALUE OF THE WARRANTS DECREASED IN THE FUTURE.

RESPONSE: After considering the Staff's comment, the Company reevaluated the warrant issuance in accordance with Accounting Principles Board Opinion 14, ACCOUNTING FOR CONVERTIBLE DEBT AND DEBT ISSUED WITH STOCK PURCHASE WARRANTS, and determined that subsequent remeasurements of the warrant fair value is not required. Accordingly, the Company deleted its reference to the potential increase in warrant fair value from the interest expense disclosure. See page 32 of the prospectus.

LIQUIDITY AND CAPITAL RESOURCES, PAGES 33-35

                                 COMMENT NO. 44:

PLEASE EXPAND YOUR DISCUSSION OF THE COMPANY'S EXPECTED SOURCES AND NEEDS FOR CAPITAL THAT COVERS ESTIMATED MILESTONE PAYMENTS AND OTHER COSTS RELATED TO CLINICAL TESTING AND THE IMPACT OF KNOWN TRENDS AND UNCERTAINTIES ON THE EXPECTED MIX AND COST OF CAPITAL RESOURCES. DISCUSS IN GREATER DETAIL YOUR PLANS FOR ALTERNATE FINANCING OF ABBOTT LICENSE PAYMENTS AND MILESTONE PAYMENTS ASSUMING THE PLANNED OFFERING DOES NOT CLOSE BY SEPTEMBER 1, 2005.

Jeffrey P. Riedler
June 3, 2005
Page 16

RESPONSE: After considering Comment No. 42, the Company provided additional MD&A disclosure for cash obligations relating to clinical testing of cethromycin. The Company believes that the projected timing and amounts of future payments related to its early-stage product candidates is inherently speculative and potentially misleading to investors. The Company respectfully submits to the Staff that the "Contractual Obligations" subsection within "Liquidity and Capital Resources" provides all other material cash payment obligations that are known at this time.

With respect to the Company's payment obligation to Abbott Laboratories due September 1, 2005, the Company does not believe that its alternative financing strategy is material disclosure for investors. If the Company is able to complete this offering, then it will apply proceeds toward the Abbott payments and otherwise as described in "Use of Proceeds." If the Company is unable to complete this offering, there will be no effective Registration Statement and no public investors to harm in the event the Company defaults on its obligations to Abbott. The Company submits to the Staff supplementally that it believes an extension of the Abbott payment obligation is possible in the event that this offering is delayed beyond September 1, 2005, but the Company does not believe that disclosure to this effect is appropriate for the prospectus. In the event of such a delay, the Company would update its disclosure to reflect the most current terms and conditions.

CRITICAL ACCOUNTING POLICIES
STOCK-BASED COMPENSATION, PAGE 37

                                 COMMENT NO. 45:

IN ORDER FOR US TO FULLY UNDERSTAND THE EQUITY FAIR MARKET VALUATIONS REFLECTED IN YOUR FINANCIAL STATEMENTS, PLEASE PROVIDE AN ITEMIZED CHRONOLOGICAL SCHEDULE COVERING ALL EQUITY INSTRUMENTS ISSUED SINCE JANUARY 1, 2004 THROUGH THE DATE OF YOUR RESPONSE. PLEASE PROVIDE THE FOLLOWING INFORMATION SEPARATELY FOR EACH EQUITY ISSUANCE:

     a.   THE DATE OF THE TRANSACTION;

     b.   THE NUMBER OF SHARES/OPTIONS ISSUED/GRANTED;

     c.   THE EXERCISE PRICE OR PER SHARE AMOUNT PAID;

     d. MANAGEMENT'S FAIR MARKET VALUE PER SHARE ESTIMATE AND HOW THE ESTIMATE WAS MADE;

     e. AN EXPLANATION OF HOW THE FAIR VALUE OF THE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK RELATE, GIVEN THE ONE FOR ONE CONVERSION RATIO;

     f. THE IDENTITY OF THE RECIPIENT, INDICATING IF THE RECIPIENT WAS A RELATED PARTY;

     g.   NATURE AND TERMS OF CONCURRENT TRANSACTIONS; AND,

     h.   THE AMOUNT OF ANY COMPENSATION OR INTEREST EXPENSE ELEMENT.

Jeffrey P. Riedler
June 3, 2005
Page 17

PROGRESSIVELY BRIDGE MANAGEMENT'S FAIR MARKET VALUE DETERMINATIONS TO THE CURRENT ESTIMATED IPO PRICE RANGE. PLEASE RECONCILE AND EXPLAIN THE DIFFERENCES BETWEEN THE MID-POINT OF YOUR ESTIMATED OFFERING PRICE RANGE AND THE FAIR VALUES INCLUDED IN YOUR ANALYSIS.

RESPONSE: The following is a chronological schedule of equity issuances since January 1, 2004, together with the related information requested by the Staff.

JUNE 30, 2004

The Company issued 27,800 options at an exercise price of $0.625 per share. Eleven employees and five directors received options under this grant. Based upon a valuation by management, the fair value of the Company's common stock was determined to be $1.60. On January 1, 2004, management adopted the fair value method as contained within Statement of Financial Accounting Standards No. 123, ACCOUNTING FOR STOCK-BASED COMPENSATION ("SFAS No. 123") and recognized deferred stock-based compensation expense in the amount of $6,000 during 2004, the balance of $23,000 will be fully amortized by 2007.

Management utilized a discounted cash flow approach to determine the fair value of the Company's common stock. The analysis was limited to the Company's portfolio of preclinical compounds then owned. The valuation did not include revenue or expenses attributable to the license of cethromycin or ABT-210 from Abbott. Significant assumptions that underlie the analysis include risks associated with completing sufficient financing rounds to fund clinical trials, the timing and cost of clinical trials, successfully completing clinical trials and receiving approval from the FDA, estimates of royalty rates and the discount rate used.

DECEMBER 13, 2004

Advanced Life Sciences, Inc. ("ALS Inc.") executed a plan of recapitalization and reorganization in order to simplify its capital structure and give effect to capital contributions made by Dr. Flavin, our founder, Chairman and Chief Executive Officer. The result of the reorganization and recapitalization was for ALS Inc. to become a wholly-owned subsidiary of the Company. Common stockholders of ALS Inc. exchanged their 410,500 shares of common stock in ALS Inc. for 410,500 shares of common stock in the Company. Flavin Ventures, LLC, a Delaware limited liability company controlled by Dr. Flavin, exchanged its 40% interest in Advanced Life Sciences General Partnership, an Illinois general partnership between Flavin Ventures and ALS Inc. ("ALS GP"), for 1,977,917 shares of common stock in the Company. The number of shares common stock issued to Flavin Ventures was determined by dividing (i) $11,511,477, the value of capital contributions made by Dr. Flavin and Flavin Ventures from December 1999 through June 2004, by (ii) $5.82, the conversion value of capital contributions over the 5-year period attributed to the Company's common stock on a per share basis, as determined by management. The conversion value was based on incremental increases in value tied to the achievement of milestone events. The most notable milestone event was the Company's execution of an option agreement with Abbott Laboratories in October 2004 that gave the Company the right to license cethromycin and ABT-210 from Abbott.

Jeffrey P. Riedler
June 3, 2005
Page 18

Also on December 13, 2004, the Company entered into the license agreement with Abbott Laboratories. As partial consideration for the Company's in-license of compounds from Abbott, the Company issued 282,763 shares of common stock to Abbott at a price of $31.83 per share. The underlying value of the Company was determined at the time of the transaction by arms-length negotiation with Abbott. The Abbott transaction valuation was supported by a contemporaneous valuation performed by management, and confirmed by a retrospective valuation conducted by an independent valuation firm. Management's valuation methodology included the development of a discounted cash flow analysis using projected development costs and estimated revenue of the Company's development pipeline, including cethromycin, and appropriate discount rates to reflect the development and commercialization risks. The results were validated by market data of comparable biotechnology companies that had completed private financings within the previous twelve months.

In connection with the Company's $4.0 million revolving line of credit with Leaders Bank, the Company issued to Leaders Bank warrants to purchase 3,750 shares of common stock at the lower of $31.83 per share or the offering price in a qualified initial public offering. The Company valued the warrants using the Black-Scholes option pricing model. Because the Company could not reasonably estimate a potential initial public offering price at the time of the warrant issuance, the Company used $31.83 as the exercise price. The resulting value of the warrants was approximately $12,000 and was recorded as a debt discount in accordance with Accounting Principals Board Opinion No. 14, ACCOUNTING FOR CONVERTIBLE DEBT AND DEBT ISSUED WITH STOCK PURCHASE WARRANTS. The discount will be amortized as interest expense over two years, which is the life of the loan.

FEBRUARY 8, 2005

The Company issued 55,874 common shares at a price of $31.83 per share to a group of eight investors, including the issuance of 38,170 shares to Flavin Ventures, LLC in exchange for unallocated capital contributions that had been made from July through December of 2004.

FEBRUARY 16, 2005

The Company issued 16,950 stock options at an exercise price of $31.83 to eight employees and nine members of the Company's scientific advisory board. In accordance with SFAS No. 123, deferred stock-based compensation totaling approximately $300,000 will be recognized over three years, which is the vesting period of the options. The $300,000 deferred stock-based compensation expense was calculated using the Black-Scholes option pricing model.

JULY 2005

The Company has not identified and indicated on the cover of the prospectus a bona fide price range for the initial public offering. The Company believes that the initial public offering price range will exceed the per share amounts of prior equity issuances, but is unable to establish a reasonable estimate at this time because of the current market uncertainties for development

Jeffrey P. Riedler
June 3, 2005
Page 19

stage biotechnology companies. When the Company is better able to establish a price range, the Company will file pricing-related information with the Staff in a pre-effective amendment.

Because the Company's business prospects are substantially dependant on its ability to raise the capital necessary to develop its product candidates, and no significant capital was raised during the period, the Company believes that the increase in stock price from June 2004 to December 2004 is solely attributable to exercise of the Abbott license agreement. The Company also believes that its work to date on the continued development of cethromycin since the license exercise, the enhanced business prospects from commencing pivotal Phase III clinical trials of cethromycin using the net proceeds of this offering, as well as the Company's enhanced liquidity and greater access to the capital markets following this offering, have contributed to the stock price appreciation from February 2005 through the date of this offering.

The preferred stock issued by ALS, Inc. does not contain any conversion features, therefore Item E in the Staff's comment is not applicable.

BUSINESS, P. 38

                                 COMMENT NO. 46:

IN INSTANCES WHERE YOU HAVE DISCUSSED THE RESULTS OF YOUR PRECLINICAL AND CLINICAL TRIALS, PLEASE REVISE TO ALSO DISCLOSE THAT LATER STAGE TRIALS MIGHT NOT SUPPORT THESE RESULTS.

RESPONSE:  Please see Comment No. 8 and the Company's response.

OUR LEAD PRODUCT CANDIDATE, P. 40

                                 COMMENT NO. 47:

PLEASE DELETE THE GRAPHIC CONTAINED ON PAGE 40. AS CURRENTLY PRESENTED, THE GRAPHIC APPEARS TO CONVEY PROGRESS TOWARD REGULATORY APPROVAL THAT MAY BE CONFUSING TO INVESTORS. FOR EXAMPLE, WITH RESPECT TO CETHROMYCIN, THE FACT THAT THE GRAPH IS MORE THAN 80% OF THE WAY TOWARD THE END OF PHASE III MIGHT MISLEAD INVESTORS INTO BELIEVING THAT THE PRODUCT IS CLOSER TO APPROVAL THAN IS ACTUALLY THE CASE.

RESPONSE: The Company believes that the graphic provides investors with a useful snapshot of the Company's product candidate pipeline. The Company appreciates the Staff's comment that using a continuous line across the chart may present a misleading developmental progression toward product approval. After considering the Staff's comment, the Company revised the graphic and introductory text in order to simply notate the respective stages of development. See page 39 of the prospectus. The Company believes that the revised summary is useful disclosure for investors because it illustrates in a graphical format that the Company is heavily dependent on the success of pivotal Phase III clinical trials of cethromycin, and its other product candidates are at much earlier stages of development.

Jeffrey P. Riedler
June 3, 2005
Page 20

OTHER COLLABORATIONS AND LICENSE AGREEMENTS, PAGE 56

                                 COMMENT NO. 48:

PLEASE TELL US WHY YOU HAVE NOT FILED YOUR AGREEMENTS WITH SARAWAK BIODIVERSITY CENTER, THE NATIONAL CANCER INSTITUTE, AND ARGONNE NATIONAL LABORATORY AS EXHIBITS.

RESPONSE: The Company advises the Staff supplementally that the agreement between its joint venture and the Sarawak Biodiversity Center is a research collaboration that has not yet resulted in the discovery of any lead compounds, and therefore the Company does not consider this agreement to be material. If and when any promising lead compounds result from the collaboration, the Company would likely negotiate an appropriate license agreement that is a material contract and filed as an exhibit. The Company previously filed the agreements with Argonne National Laboratory and the National Cancer Institute (now referred to as the National Institutes of Health in the Company's disclosure) as Exhibits
10.11 and 10.15, respectively. After considering the Staff's comment, the Company revised its description of the National Cancer Institute agreement in order to identify the related exhibit more conveniently. See page 57 of the prospectus.

                                 COMMENT NO. 49:

DID THE AGREEMENTS WITH THE NATIONAL CANCER INSTITUTE OR ARGONNE NATIONAL LABORATORY INVOLVE ANY UP-FRONT PAYMENTS?

RESPONSE: The Company advises the Staff supplementally that its agreement with Argonne National Laboratory did not require any up-front payment. The Company revised its disclosure regarding the joint venture's agreement with the National Cancer Institute (now referred to as the National Institutes of Health in the Company's disclosure) in order to specify an up-front payment in the amount of $20,000. See page 57 of the prospectus.

                                 COMMENT NO. 50:

PLEASE REVISE THE DISCUSSION OF THE ARGONNE AGREEMENT TO DISCLOSE THE MINIMUM ROYALTIES.

RESPONSE: The Company revised the disclosure as requested by the Staff. See page 57 of the prospectus.

                                 COMMENT NO. 51:

HAVE THERE BEEN ANY PAYMENTS TO DATE UNDER THE BAXTER AGREEMENT? IF THERE HAVE BEEN PLEASE REVISE TO DISCLOSE THE AMOUNT OF THESE PAYMENTS.

RESPONSE: The Company advises the Staff supplementally that to date there have been no payments required or made under the Baxter Agreement.

Jeffrey P. Riedler
June 3, 2005
Page 21

MANAGEMENT, P.67

                                 COMMENT NO. 52:

IN THE BIOGRAPHIES FOR MANAGERS, PLEASE BE MORE EXPLICIT IN DELINEATING THE 5 YEAR BIOGRAPHIES. AS ONE EXAMPLE ONLY, IT IS NOT CLEAR HOW LONG JOHN FLAVIN WAS WITH MEDICHEM LIFE SCIENCES, INC. PLEASE DISCLOSE PRIOR POSITIONS WITH DATES SO THAT THE FIVE YEAR PERIOD IS EXPLICIT.

RESPONSE: The Company revised its management biographical disclosure as requested by the Staff. See pages 66 and 67 of the prospectus.

UNDERWRITING, P. 88

                                 COMMENT NO. 53:

IF YOU ARE PLANNING TO CONDUCT A DIRECTED SHARE OFFERING, PLEASE DISCLOSE THIS INFORMATION AND PROVIDE US WITH ANY MATERIAL YOU INTEND TO SELL TO POTENTIAL PURCHASERS SUCH AS A "FRIENDS AND FAMILY" LETTER. TELL US WHEN YOU INTEND TO SEND THEM TO THESE POTENTIAL PURCHASERS. TELL US WHETHER THE SALE WILL BE HANDLED BY YOU DIRECTLY OR BY THE UNDERWRITING SYNDICATE. TELL US THE PROCEDURES YOU OR THE UNDERWRITER WILL EMPLOY IN MAKING THE OFFERING AND HOW YOU WILL ASSURE THAT THIS OFFER WILL MEET THE REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT AND RULE 134. WE MAY HAVE FURTHER COMMENTS.

RESPONSE: The Company advises the Staff supplementally that it does not intend to conduct a directed share offering.

                                 COMMENT NO. 54:

DO YOUR UNDERWRITERS HAVE ARRANGEMENTS TO HOST OR ACCESS YOUR PRELIMINARY PROSPECTUS ON THE INTERNET? PLEASE IDENTIFY ANY THIRD PARTIES THAT WILL HOST THE PROSPECT ON THEIR WEBSITE ALONG WITH THE INTERNET ADDRESS FOR EACH SUCH UNDERWRITER. PLEASE ALSO DESCRIBE THE MATERIAL TERMS OF THE AGREEMENT THAT ALLOWS FOR SUCH ELECTRONIC HOSTING AND PROVIDE US WITH A COPY OF ANY WRITTEN AGREEMENT. YOU SHOULD ALSO PROVIDE US WITH COPIES OF ALL INFORMATION CONCERNING YOUR COMPANY OR THE OFFERING THAT APPEARS ON THE THIRD PARTY WEBSITE. WE MAY HAVE FURTHER COMMENTS.

RESPONSE: The investment banks named on the cover of the preliminary prospectus (the "representatives") have advised the Company that they have no arrangement with a third party to host or access the preliminary prospectus on the Internet.

                                 COMMENT NO. 55:

PLEASE ADVISE US IF THE LEAD UNDERWRITERS OR OTHER MEMBERS OF THE SYNDICATE MAY DELIVER A PROSPECTUS ELECTRONICALLY OR OTHERWISE OFFER AND/OR SELL SECURITIES ELECTRONICALLY. IF THEY DO SO, PLEASE TELL US THE PROCEDURES THEY WILL USE AND HOW THEY INTEND TO COMPLY WITH THE REQUIREMENTS OF SECTION 5 OF THE SECURITIES ACT OF 1933, PARTICULARLY WITH REGARD TO HOW OFFERS AND FINAL

Jeffrey P. Riedler
June 3, 2005
Page 22

CONFIRMATIONS WILL BE MADE AND HOW AND WHEN PURCHASERS WILL FUND THEIR PURCHASES. PROVIDE US COPIES OF ALL ELECTRONIC COMMUNICATIONS INCLUDING THE PROPOSED WEB PAGES.

RESPONSE: The representatives have informed the Company that the representatives, other than as indicated below, do not intend to deliver a prospectus electronically or otherwise offer or sell the shares electronically. It is possible, however, that one or more members of the underwriting syndicate may engage in an electronic offer or sale of the shares or may make a prospectus in electronic format available on web sites that they maintain or may distribute prospectuses electronically. At the time the representatives send out invitations to participate in the offering to potential syndicate members, the underwriters that have been invited must accept the invitation on the basis that they will not engage in any electronic offer or sale of shares, or that, if they do engage in such activities, that they will do so only on the basis that the procedures that these underwriters use for electronic offers or sales have been previously reviewed by the SEC and the SEC raised no objections. Specifically, the representatives will include in a communication to the syndicate a notice substantially as follows:

     The Securities and Exchange Commission has asked us to inform you that you may not make an online distribution of shares of Advanced Life Sciences common stock unless you are following procedures for online distributions previously cleared with the Securities and Exchange Commission. By accepting an allocation from us, you will be deemed to be representing to us that either (i) you are not making an online distribution or (ii) you are following procedures for online distributions previously cleared with the Securities and Exchange Commission.

The representatives and syndicate members may deliver by e-mail electronic copies of preliminary prospectuses and final prospectuses in a .pdf format to certain potential investors and investors prior to the delivery to these investors of a paper copy of the preliminary prospectus.

                                 COMMENT NO. 56:

ALSO TELL US AND BRIEFLY DISCLOSE IN THE PROSPECTUS WHETHER YOU INTEND TO USE ANY FORMS OF PROSPECTUS OTHER THAN PRINT, SUCH AS CD- ROMS, VIDEOS, ETC., AND PROVIDE ALL SUCH PROSPECTUSES FOR OUR EXAMINATION. PLEASE REFER TO SEC RELEASES NO. 33-7233 AND NO. 33-7289. WE MAY HAVE ADDITIONAL COMMENTS.

RESPONSE: The Company advises the Staff supplementally that it does not intend, and the representatives have advised the Company that, other than as described in the Company's response to Comment No. 55, they do not intend, to use forms of prospectus other than printed prospectuses.

EXHIBITS

                                 COMMENT NO. 57:

Jeffrey P. Riedler
June 3, 2005
Page 23

PLEASE FILE AS PROMPTLY AS POSSIBLE ALL EXHIBITS REQUIRED BY THE EXHIBIT TABLE PROVIDED IN ITEM 601(A) OF REGULATION S-K. WE NOTE, FOR EXAMPLE, THAT YOU HAVE NOT FILED THE OPINION OR CONSENT OF YOUR LEGAL COUNSEL. WE MAY HAVE FURTHER COMMENT ONCE WE HAVE HAD AN OPPORTUNITY TO REVIEW THEM.

RESPONSE: The Company filed Exhibits 3.1, 5.1, 10.3, 10.4, 10.5, 10.6, 10.21 and
23.2. The Company acknowledges that it must still file Exhibit 1.1, and that the Staff must have an opportunity to review such Exhibit, before the Registration Statement is declared effective.

RESULTS OF OPERATIONS
YEAR ENDED DECEMBER 31, 2004 COMPARED TO YEAR ENDED DECEMBER 31, 2003 INTEREST EXPENSE - NET, PAGES 32-33

                                 COMMENT NO. 58:

WE NOTE YOUR DISCLOSURE THAT SHOULD THE FAIR VALUE OF THE WARRANTS ISSUED IN CONNECTION WITH THE LEADERS BANK NOTE INCREASE IN FUTURE PERIODS, THAT YOU WILL "RECOGNIZE THE INCREASED VALUE AS ADDITIONAL INTEREST EXPENSE OVER THE REMAINING TERM OF THE NOTE." PLEASE PROVIDE TO US, SUPPLEMENTALLY, YOUR ACCOUNTING BASIS FOR THE FUTURE INCREASES IN THIS MANNER. PLEASE REFER TO THE APPLICABLE GAAP LITERATURE USED TO SUPPORT MANAGEMENT'S BASIS. ADDITIONALLY, PLEASE EXPLAIN TO US WHAT THE ACCOUNTING IMPLICATIONS WOULD BE IF THE FAIR VALUE OF THE WARRANTS DECREASED IN THE FUTURE.

RESPONSE:  Please see Comment No. 43 and the Company's response.

LIQUIDITY AND CAPITAL RESOURCES, PAGES 33-35

                                 COMMENT NO. 59:

PLEASE EXPAND YOUR DISCUSSION OF THE COMPANY'S EXPECTED SOURCES AND NEEDS FOR CAPITAL THAT COVERS ESTIMATED MILESTONE PAYMENTS AND OTHER COSTS RELATED TO CLINICAL TESTING AND THE IMPACT OF KNOWN TRENDS AND UNCERTAINTIES ON THE EXPECTED MIX AND COST OF CAPITAL RESOURCES. DISCUSS IN GREATER DETAIL YOUR PLANS FOR ALTERNATE FINANCING OF ABBOTT LICENSE PAYMENTS AND MILESTONE PAYMENTS ASSUMING THE PLANNED OFFERING DOES NOT CLOSE BY SEPTEMBER 1, 2005.

RESPONSE: Please see Comment No. 44 and the Company's response.

CRITICAL ACCOUNTING POLICIES
STOCK-BASED COMPENSATION, PAGE 37

                                 COMMENT NO. 60:

IN ORDER FOR US TO FULLY UNDERSTAND THE EQUITY FAIR MARKET VALUATIONS REFLECTED IN YOUR FINANCIAL STATEMENTS, PLEASE PROVIDE AN ITEMIZED CHRONOLOGICAL SCHEDULE COVERING ALL EQUITY INSTRUMENTS

Jeffrey P. Riedler
June 3, 2005
Page 24

ISSUED SINCE JANUARY 1, 2004 THROUGH THE DATE OF YOUR RESPONSE. PLEASE PROVIDE THE FOLLOWING INFORMATION SEPARATELY FOR EACH EQUITY ISSUANCE:

     a.   THE DATE OF THE TRANSACTION;

     b.   THE NUMBER OF SHARES/OPTIONS ISSUED/GRANTED;

     c.   THE EXERCISE PRICE OR PER SHARE AMOUNT PAID;

     d. MANAGEMENT'S FAIR MARKET VALUE PER SHARE ESTIMATE AND HOW THE ESTIMATE WAS MADE;

     e. AN EXPLANATION OF HOW THE FAIR VALUE OF THE CONVERTIBLE PREFERRED STOCK AND COMMON STOCK RELATE, GIVEN THE ONE FOR ONE CONVERSION RATIO;

     f. THE IDENTITY OF THE RECIPIENT, INDICATING IF THE RECIPIENT WAS A RELATED PARTY;

     g.   NATURE AND TERMS OF CONCURRENT TRANSACTIONS; AND

     h.   THE AMOUNT OF ANY COMPENSATION OR INTEREST EXPENSE ELEMENT.

PROGRESSIVELY BRIDGE MANAGEMENT'S FAIR MARKET VALUE DETERMINATIONS TO THE CURRENT ESTIMATED IPO PRICE RANGE. PLEASE RECONCILE AND EXPLAIN THE DIFFERENCES BETWEEN THE MID-POINT OF YOUR ESTIMATED OFFERING PRICE RANGE AND THE FAIR VALUES INCLUDED IN YOUR ANALYSIS.

RESPONSE:  Please see Comment No. 45 and the Company's response.

CONSOLIDATED FINANCIAL STATEMENTS
NOTE 3. JOINT VENTURE, PAGE F-11

                                 COMMENT NO. 61:

WE NOTE YOUR DISCLOSURE THAT THE JOINT VENTURE AGREEMENT PROVIDES THAT "UPON MUTUAL TERMINATION ANY LIABILITIES OF THE JOINT VENTURE WILL BE SETTLED BY THE PARTIES EQUALLY". THIS PROVISION APPEARS TO REPRESENT A GUARANTEE OR INDEMNIFICATION BY YOU THAT WOULD REQUIRE RECOGNITION OF INVESTEE LOSSES IN EXCESS OF THE CARRYING VALUE OF YOUR JOINT VENTURE INVESTMENT. PLEASE CLARIFY THE NATURE OF THIS APPARENT OBLIGATION AND THE BASIS FOR YOUR CONCLUSION THAT RECORDING INVESTEE LOSSES IN EXCESS OF THE CARRYING VALUE OF THE JOINT VENTURE WAS INAPPROPRIATE. ADDITIONALLY, PLEASE DISCLOSE THIS OBLIGATION, THE STATUS OF SMP'S DEBT RESTRUCTURE DISCUSSIONS WITH THE SARAWAK GOVERNMENT AND THE CONSEQUENCES TO YOUR FUTURE OPERATIONS, FINANCIAL POSITION AND LIQUIDITY IF THIS DEBT IS NOT RESTRUCTURED AND THE JOINT VENTURE IS TERMINATED.

RESPONSE: The Company does not believe that the "equal settlement of liabilities" provision of the joint venture agreement constitutes a guaranty or other indemnification by it of the joint venture's indebtedness to its other 50% owner. Rather, it simply recognizes the 50/50 nature of the parties relationship. In response to the Staff's comment, the Company revised its disclosure to clarify this point. See page 56 of the prospectus.

Jeffrey P. Riedler
June 3, 2005
Page 25

From the inception of the joint venture in 1996, it has always been the intent of the parties that MediChem (now the Company) would contribute intellectual property and management to the joint venture and that the Sarawak Government would provide funding. Except for certain public funding grants obtained by the joint venture's management, this intent has been consistently evidenced by the joint venture's funding to date. The Company believes that the "equal settlement of liabilities" reflects the 50/50 nature of the relationship and that the parties would exercise equal input into the various business decisions that would be involved in winding up its affairs. The Sarawak Government has taken no action in the almost decade-long existence of the joint venture inconsistent with this position. The Sarawak Government has never sought to exercise any of the acceleration or control rights it has under its loan agreement to the joint venture upon a payment default of its loans to the joint venture. Moreover, if the parties intended such language to serve as a guaranty, they logically would have significantly expanded its underlying documentation.

Accordingly, the Company concluded that under the modified equity method of accounting it was not appropriate to record investee losses in excess of the carrying value of the joint venture, but rather to record its carrying value of zero in the joint venture.

In response to the last sentence of the Staff's comment, the Company added additional disclosures to Note 3 of its Consolidated Financial Statements. See pages F-11 and F-12 of the prospectus.


                                      * * *

     If you should have any questions or comments about any of the items responded to in this letter or in Amendment No. 1 to the Registration Statement, please call me at (312) 558-5609.

     Finally, we appreciate the prompt assistance that the Staff has provided Advanced Life Sciences and its advisors.

                                                     Sincerely,

                                                     /s/ R. Cabell Morris, Jr.

                                                     R. Cabell Morris, Jr.

cc:   Zafar Hasan
      ATTORNEY-ADVISOR
      SECURITIES AND EXCHANGE COMMISSION